Höganäs

RECEIVED

2005 FEB 16 A 11:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05005774

Date/Datum

1 February 2005

Your letter/Ihre Nachricht vom

Our ref./Unser Zeichen

CL/bh

Your ref./Ihr Zeichen

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

SUPPL

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President

PROCESSED
FEB 16 2005
THOMSON FINANCIAL

Encl. Year End Report 2004

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

Executive Group +46 42 33 80 80

HÖGANÄS AB (publ) corporate ID no. 556005-0121

FINANCIAL STATEMENT 2004

Highlights

	Q4			Full year 2004		
Net sales	1 052	MSEK	+12%	4 162	MSEK	+11%
Income after tax	102	MSEK	+5%	424	MSEK	+19%
Earnings per share	3.00	SEK	(2.80)	12.40	SEK	(10.40)
Income before tax	146	MSEK	-3%	600	MSEK	+17%
Operating margin	14.5	%	(16.5)	15.2	%	(14.6)
Equity/assets ratio				47	%	(42)
Proposed dividend, SEK/share				5.75		(5.00)

GROUP

NET SALES

Full year 2004

Höganäs' turnover was MSEK 4 162 (3 750) in the year. Excluding SCM's copper operation, turnover growth was 18%, and volume growth was 13%. Currency effects, the result of a stronger SEK, exerted a negative 5% net sales impact.

Demand in Asia excl. Japan was very robust and volumes grew by 24%, with the highest growth in China, Korea and India. Volumes on the North American market also grew briskly, mainly because of increased market shares.

Fourth quarter 2004

In the fourth quarter 2004, Höganäs posted turnover gains of 12%. Progress remained strong in Asia with 7% gains, and in America, at nearly 14%. Excluding SCM's copper operation, turnover grew by 24% and volumes by 15% in the quarter.

EARNINGS

Full year 2004

Consolidated operating income stood at MSEK 634 (549) for the year. Income before tax was MSEK 600 (514).

The sharp increase in cost of raw materials in the year exerted a detrimental impact on operating income, because the price supplements on iron powder levied since 1 January are effective with a delay of about six months.

Other operating income and expenses amounted to MSEK 169 (154) including items such as capital gains from the divestment of SCM's copper business, and earnings from forward contracts, which were MSEK 188 (163). Disregarding forward contracts, the stronger SEK exerted a negative impact of approximately MSEK 70 on operating income in 2004.

Income after tax was MSEK 424 (355), or SEK 12.40 (10.40) per share. The effective tax rate was 29.3% (30.9).

Fourth quarter 2004

Consolidated operating income was MSEK 153 (155) in the fourth quarter; income before tax was MSEK 146 (150).

Other operating income and expenses amounted to MSEK 22 (46); earnings from forward contracts were MSEK 53 (45). Disregarding forward contracts, the stronger SEK exerted a negative impact of some MSEK 40 on operating income in the period.

Income after tax was MSEK 102 (97), or SEK 3.00 (2.80) per share. The effective tax rate was 30.1% (35.3).

BUSINESS AREAS

Iron Powder

The Iron Powder business area's net sales increased by 14% in the year to MSEK 2 954. Net sales were influenced adversely by the stronger SEK. The demand for press powder remained firm, with volume growth of 13%; total business area volumes also grew by 13%. Volume growth was highest in Asia and North America. Volume growth was also positive in Europe in the fourth quarter.

Operating income advanced 13% to MSEK 458 (407).

High-alloy Metal Powder

Net sales amounted to MSEK 1 236 (1 191) in the year. In year-on-year terms, turnover increased by 28% and volumes by 11%, excluding SCM's copper operation. The increased turnover is primarily explained by price compensation for higher cost of materials. As for Iron Powder, the stronger SEK exerted a negative turnover effect.

Operating income was MSEK 176 (142), with MSEK 23 of this increase due to the divestment of SCM's copper operation.

PROFITABILITY

Return on capital employed was 17.4% (15.8), while return on equity was 20.3% (18.7). Returns are calculated on the most recent 12-month period.

FINANCIAL POSITION AND CASH FLOW

At the end of the period, the equity/assets ratio was 47%, against 42% at the corresponding point of 2003. Shareholders' equity per share was SEK 64.50 against SEK 57.70 as of 1 January.

Consolidated financial net debt was MSEK 1 310 (1 651) at the end of the period. Net financial income and expenses were MSEK -34 (-35).

Cash flow from ongoing activities was MSEK 498 (752). Investments in fixed assets were MSEK 286 (309). The SEK has appreciated since 1 January, implying MSEK 186 (305) currency effects that do not influence liquidity.

DIVESTMENT

As previously announced, the US subsidiary SCM's copper powder production facility was divested in May 2004. The purchase price was just over MSEK 300. This divestiture generated capital gains of MSEK 23 before tax, after final adjustments.

HUMAN RESOURCES

Höganäs had 1 577 employees at the end of the period, against 1 607 as of 1 January 2004.

PARENT COMPANY

Parent company net sales were MSEK 2 209 (1 912), MSEK 957 of which to group companies. Income after financial items was MSEK 442 (517). Höganäs made MSEK 143 (207) net investments in tangible fixed assets. Parent company liquid assets were MSEK 18 at the end of the period, compared to MSEK 29 as of 1 January 2004.

EFFECTS OF THE ADOPTION OF IFRS

Adoption of IFRS would mean the value of total assets increasing by some MSEK 12 and shareholders' equity decreasing by MSEK 7. Earnings for 2004 would have experienced an MSEK 14 positive influence.

IAS 39, stipulating the accounting of financial instruments, is the primary standard affecting Höganäs, and would influence book value compared to accounting pursuant to previous principles. The implications of IAS 39 will increase the opening balance of shareholders' equity 2005 with some MSEK 270.

DIVIDENDS

The Board proposes that the AGM approves dividends of SEK 5.75 per share (5.00).

OUTLOOK

The global economy's positive progress is expected to sustain in 2005, albeit with a lower growth rate than in the previous year. Continued healthy market progress is expected for Höganäs, principally in North America, with favourable organic growth in the press powder segment. Overall, Höganäs expects these factors to result in increased volumes. A potential increase in raw materials costs exerts an adverse impact on earnings, while stable or declining raw materials costs have a positive earnings impact. Höganäs expects earnings before tax in 2005 to be consistent with, or better than, 2004.

The Board
Höganäs, Sweden, 31 January 2005

ACCOUNTING PRINCIPLES

Höganäs is applying RR's (Redovisningsrådet, the Swedish Financial Accounting Standards Council) recommendation RR29: Employee Benefits from 2004. Otherwise, this Interim Report has been prepared pursuant to, and by applying, the same accounting and valuation principles as the Annual Report for the financial year 2003.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information in 2005.

- *Annual Report, mid-March*
- *First-quarter Interim Report, 14 April*
- *First half-year Interim Report, 14 July*
- *Nine-month Interim Report, 17 October*
- *The Annual General Meeting will be held on 11 May, in Höganäs.*

Höganäs AB (publ), SE-263 83 Höganäs, Sweden
Tel +46 (0)42 33 80 00 Fax +46 (0)42 33 83 60
www.hoganas.com

CONSOLIDATED INCOME STATEMENT

MSEK	Q 4 2004	Q 4 2003	Year 2004	Year 2003
Net sales	1 052	937	4 162	3 750
Cost of goods sold	- 797	- 697	-3 202	-2 857
Gross profit	**255**	**240**	**960**	**893**
Selling expenses	- 55	-55	- 202	-202
Administrative expenses	- 50	-45	- 179	-162
R&D costs	- 19	-31	- 114	-134
Other operating income	28*	49	178*	164
Other operating expenses	- 6	-3	- 9	-10
Operating income	**153**	**155**	**634**	**549**
Operating margin, %	14,5	16,5	15,2	14,6
Financial income	1	7	11	29
Financial expenses	- 8	-12	-45	-64
Income after financial items	**146**	**150**	**600**	**514**
Tax	- 44	-53	-176	-159
Minority share	0	0	0	0
Net income	**102**	**97**	**424**	**355**
Depreciation and write-downs for the period	**- 65**	**-59**	**-274**	**-279**
Earnings per share, SEK	3,00	2,80	12,40	10,40
Average no. of shares after buy-backs ('000)	34 217	34 217	34 217	34 217
No. of shares after buy-backs at end of period ('000)	34 217	34 217	34 217	34 217

* whereof gain on sale of SCM Copper Business 23 MSEK

CONSOLIDATED BALANCE SHEET

MSEK	31 Dec 2004	31 Dec 2003
Intangible fixed assets	186	250
Tangible fixed assets	2 523	2 719
Financial fixed assets	57	86
Inventories	1 074	810
Current receivables	828	768
Liquid funds/assets	74	75
Total assets	**4 742**	**4 708**
Shareholders´ equity	2 208	1 974
Minority share	1	1
Interest-bearing liabilities and provisions	1 384	1 726
Non-interest-bearing liabilities and provisions	1 149	1 007
Total liabilities and shareholders' equity	**4 742**	**4 708**

CHANGES IN SHARHOLDERS' EQUITY

MSEK	Year 2004	Year 2003
Opening balance	1 974	1 827
Change in provision for pensions RR29	8	-
Dividends	- 171	- 171
Tax accounted directly to shareholders´ equity	-	- 19
Translation differences	- 27	- 18
Net income	424	355
Closing balance	**2 208**	**1 974**

NET SALES BY MAIN MARKET

MSEK	Q 4 2004	Q 4 2003	Year 2004	Year 2003
Europe	407	348	1 545	1 411
America	294	259	1 274	1 145
Asia	341	319	1 306	1 155
Other	10	11	37	39
Total	**1 052**	**937**	**4 162**	**3 750**

CONSOLIDATED QUARTERLY DATA

MSEK	Q 4 2004	Q 3 2004	Q 2 2004	Q 1 2004	Q 4 2003	Q 3 2003	Q 3 2003	Q 1 2003
Net sales	1 052	977	1 091	1 042	937	895	935	983
Costs	- 837	- 775	- 855	- 810	- 723	- 717	- 723	- 759
Non-recurring items	3*		20*				9	-9
Depreciation and amortisation	-65	-69	-70	-70	-59	-74	-71	-75
Operating income	153	133	186	162	155	104	150	140
Income before tax	146	125	176	153	150	95	138	131
Income after tax	102	89	125	108	97	63	101	94
Operating margin, %	14,5	13,6	17,0	15,5	16,5	11,6	16,0	14,2
Operating margin, % excl. non-recurring items	14,3	13,6	15,2	15,5	16,5	11,6	15,1	15,2

* gain on sale of SCM Copper Business

KEY INDICATORS

	Year 2004	Year 2003
Capital employed, MSEK	3 593	3 701
Return on capital employed*, %	17,4	15,8
RoCE excluding non-recurring items*, %	16,8	15,8
Shareholders´ equity, MSEK	2 208	1 974
Return on equity, %	20,3	18,7
RoE excluding non-recurring items, %	19,2	18,7
Shareholders´ equity per share, SEK	64,50	57,70
Equity/assets ratio, %	46,6	41,9
Financial net debt, MSEK	1 310	1 651
Dept/equity ratio, multiple	0,59	0,84
Interest coverage ratio, multiple	18,6	15,7
No of employees, end of period	1 577	1 607

* Last 12 months

CASH FLOW STATEMENT

MSEK	Year 2004	Year 2003
Cash flow before change in working capital	889	909
Change in working capital	- 391	- 157
Investment activities	16	- 869
Financing activities	- 342	292
Dividends	- 171	- 171
Cash flow for the period	**1**	**4**
Liquid funds, opening balance	75	77
Exchange rate differences in liquid funds	- 2	- 6
Liquid funds, closing balance	**74**	**75**


2004
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2003
2004


2004
700
600
500
400
300
200
100
0
2003
2004


2004
14,00
12,00
10,00
8,00
2003
2004

REPORTING PER BUSINESS AREA

	Net sales				Operating income			
	Q 4	Q 4	Year	Year	Q 4	Q 4	Year	Year
MSEK	2004	2003	2004	2003	2004	2003	2004	2003
Iron Powder	806	657	2 954	2 587	128	106	458	407
High-Alloy Metal Powder	250	289	1 236	1 191	22	49	153	142
Gain on sale of SCM Copper Business					3		23	
Intra group adjustment	- 4	- 9	- 28	- 28				
Total, group	**1 052**	**937**	**4 162**	**3 750**	**153**	**155**	**634**	**549**

BUSINESS AREA - IRON POWDER

	Q 4 2004	Q 4 2003	Year 2004	Year 2003
Net sales, MSEK	806	657	2 954	2 587
Operating income, MSEK	128	106	458	407
Operating margin, %	15,9	16,1	15,5	15,7
Assets, MSEK	-	-	3 681	3 542
Liabilities, MSEK	-	-	518	422
Investments, MSEK	84	88	257	283
Depreciation, MSEK	57	57	235	230

BUSINESS AREA - HIGH-ALLOY METAL POWDER

	Q 4 2004	Q 4 2003	Year 2004	Year 2003
Net sales, MSEK	250	289	1 236	1 191
Operating income, MSEK	22	49	153	142
Operating margin, %	8,8	17,0	12,4	11,9
Assets, MSEK	-	-	1 051	1 114
Liabilities, MSEK	-	-	163	160
Investments, MSEK	11	8	- 271	589
Depreciation, MSEK	8	2	39	49

* excl. gain on sale of SCM Copper Business

COMPARATIVE INFORMATION REGARDING THE SALE OF THE SCM COPPER BUSINESS

The numbers for the sold busir_ss are taken from the internal operative system

CONSOLIDATED INCOME STATEMENT

MSEK	Höganäs Group Year 2004	Höganäs Group Year 2003	SCM Copper Year 2004	SCM Copper Year 2003	Höganäs Group excl. SCM Copper Year 2004	Höganäs Group excl. SCM Copper Year 2003
Net sales	4 162	3 750	186	368	3 976	3 382
Cost of goods sold	-3 202	-2 857	- 149	- 294	-3 053	-2 563
Gross profit	**960**	**893**	**37**	**74**	**923**	**819**
Selling expenses	-202	-202	-6	-14	-196	-188
Administrative expenses	-179	-162	-3	-7	-176	-155
R&D costs	-114	-134	-3	-7	-111	-127
Other operating income	178*	164	23*		155	164
Other operating expenses	-9	-10			-9	-10
Operating income	**634**	**549**	**48**	**46**	**586**	**503**
Operating margin, %	15,2	14,6	13,4**	12,5	14,7	14,9
Financial income	11	29			11	29
Financial expenses	-45	-64	-2	-7	-43	-57
Income after financial items	**600**	**514**	**46**	**39**	**554**	**475**
Tax	-176	-159	-9	-16	-167	-143
Minotity share	0	0			0	0
Net income	**424**	**355**	**37**	**23**	**387**	**332**
Depreciation and write-downs for the period	-274	-279	-5	-12	-269	-267

* whereof gain on sale of SCM Copper Business 23 MSEK

** excl. gain on sale of SCM Copper Business

CONSOLIDATED BALANCE SHEET

MSEK	Höganäs Group 31 Dec 2004	Höganäs Group 31 Dec 2003	SCM Copper 31 Dec 2004	SCM Copper 31 Dec 2003	Höganäs Group excl. SCM Copper 31 Dec 2004	Höganäs Group excl. SCM Copper 31 Dec 2003
Intangible fixed assets	186	250	-	39	186	211
Tangible fixed assets	2 523	2 719	-	125	2 523	2 594
Financial fixed assets	57	86	-		57	86
Inventories	1 074	810	-	40	1 074	770
Current receivables	828	768	-	62	828	706
Liquid funds/assets	74	75	-		74	75
Total assets	**4 742**	**4 708**	**-**	**266**	**4 742**	**4 442**
Shareholders´ equity	2 208	1 974				
Minority share	1	1				
Interest-bearing liabilities and provisions	1 384	1 726				
Non-interest-bearing liabilities and provisions	1 149	1 007				
Total liabilities and shareholders' equity	**4 742**	**4 708**				

CASH FLOW STATEMENT

MSEK	Höganäs Group Year 2004	Höganäs Group Year 2003	SCM Copper Year 2004	SCM Copper Year 2003	Höganäs Group excl. SCM Copper Year 2004	Höganäs Group excl. SCM Copper Year 2003
Cash flow before change in working capital	889	909	30	46	859	863
Change in working capital	- 391	- 157	- 41	16	- 350	- 173
Investment activities	16	- 869	298	- 256	- 282	- 613
Cash flow after investment activities	**514**	**- 117**	**287**	**- 194**	**227**	**77**
Financing activities	- 342	292				
Dividends	- 171	- 171				
Cash flow for the period	**1**	**4**				
Liquid funds, opening balance	75	77				
Exchange rate differences in liquid funds	- 2	- 6				
Liquid funds, closing balance	**74**	**75**				